Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

October 4, 2010

Via Fax: 202-772-9210

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Mr. Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated September 1, 2010 (“letter of comment”), regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-28238).  In response thereto, we have set forth below responses to the comments raised by the staff of the Securities and Exchange Commission in the letter of comment. For your convenience, we have set forth such staff comments in full.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 Stockholders’ Equity (Deficit)

Issuance of Common Stock and Related Common Stock Warrants

1.

We note your response to prior comment 2 outlines how the anti-dilutive provisions of the Series D warrant agreement calculates a new exercise price and the issuance of additional warrants. Tell us why you believe these anti-dilutive provisions would not result in a similar analysis and conclusion reached in Example 9 as illustrated by ASC 815-40-55-33 and 34.

Response: In view of the Company’s issuance in June, 2009, of shares of common stock and common stock purchase warrants at a price and exercise price, respectively, below the then current exercise price of the outstanding Series D warrants, such issuance resulted in two separate transactions under the provisions of Section 3(b) (Subsequent Equity Sales) of the Series D warrant agreement. First, it resulted in a reduction to the exercise price of the outstanding Series D warrants consistent with ASC 815-40-55-33(a) and (b). ASC 815-40-55-34, which outlines guidance in determining if warrants are not indexed to the Company’s common stock, does not apply since the Series D warrant agreement contains an exercise contingency in the form of a call provision. Section 2(f)) (Call Provision) of the debenture holder’s warrant agreement, which, if triggered, enables the Company to call the warrants for cancellation if, among other things, the closing price on any 20 consecutive trading days exceeds $2.89 and the daily trading volume for such period exceeds 100,000 shares of common stock per trading day, but gives the warrant holder the right to exercise the warrant during the applicable call period. The effect of the Company exercising its rights under the call provision would be to reduce the number of warrants outstanding, as well as the exercise period of the warrants, thereby causing the warrants to be indexed to the Company’s common stock. Second, it resulted in the issuance of additional warrants to the Series D warrant holders and has the effect of maintaining the exercise value of the existing warrants. The primary guidance for this second adjustment is ASC 815-40-15-7C, whereby the settlement amount required for the impact of resetting the exercise price of the existing warrants and the number of shares issuable are in an effort to compensate the Series D warrant holders in order to maintain a fixed amount, and therefore indexed to the Company’s stock.

Further, we note your consideration of Example 17 in ASC 815-40-55-42 in determining how to classify these instruments.  Explain why your calculation of a new exercise price is consistent with Example 17.  In this example, the strike price of the instrument is adjusted if the entity issues shares for an amount below the then-current market price.  Please be advised that there is no dilutive event when shares are sold at the current market price (i.e., no impact on the price of the underlying shares due to this specific event).

Response: In considering ASC 815-40-55-42, the Company’s interpretation of Example 17 is based on our view that the issuance of additional warrants is, in effect, a dilutive transaction similar to a stock dividend or stock split, and, therefore, has a dilutive effect on the Company’s earnings per share.  Although, the dilutive effect is not reflected in our financial statements since the Company had a net loss for fiscal 2009. Also, the new exercise price of $0.25 was below the then-current market price of $0.27 (closing price on June 10, 2009).

In addition, tell us why you believe that the additional warrants issued should be recorded as an equity transaction.

Response: The Company believes that the additional warrants should be treated as an equity transaction since the issuance is indexed to and is potentially settled in the Company’s common stock, and the warrant agreement does not permit settlement in cash, only in stock.

* * *

In connection with the responses provided, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Laura Veator, Staff Accountant, SEC

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